Exhibit 2.1

Execution Version

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 21, 2016, to the Agreement and Plan of Merger, dated as of July 31, 2016 (the “Original Agreement”), is by and among Transocean Ltd., a Swiss corporation (“Parent”), Transocean Partners LLC, a Marshall Islands limited liability company (“Company”), Transocean Partners Holdings Limited, a Cayman Islands exempted company and an indirect, wholly owned subsidiary of Parent (“Holdings”), and TPHL Holdings LLC, a Marshall Islands limited liability company and a direct, wholly owned subsidiary of Holdings (“Merger Sub”).

RECITALS

A. On July 31, 2016, Parent, Holdings, Merger Sub and the Company entered into the Original Agreement.
B. The parties are entering into this Amendment in order to modify certain terms and conditions of the Original Agreement pursuant to Section 8.5 of the Original Agreement.

C. The Conflicts Committee of the Company Board has determined unanimously that this Amendment and the transactions contemplated hereby, including the Merger, on the terms and conditions set forth in the Original Agreement, as amended by this Amendment, are fair and reasonable to, and in the best interests of, the holders of common units in the Company other than Parent and its affiliates (the “Public Unitholders”), and the Company and its subsidiaries, and has approved this Amendment and recommended that the Members, including the Public Unitholders, approve the Original Agreement as amended by this Amendment, and the transactions contemplated thereby, including the Merger.

D. At a meeting duly called and held, the Company Board reaffirmed its recommendation to the Members that the Members approve the Merger and the Original Agreement as amended by this Amendment.

E. The Parent Board has authorized (i) the grant of (and Parent has granted) an option right (the “Option Right”) to Holdings to acquire from Parent, Parent Shares newly issued out of Parent’s conditional share capital and (ii) the issuance of new Parent Shares out of Parent’s conditional share capital to be delivered by Holdings, upon exercise by Holdings of the Option Right, to the holders of Company Common Units as Merger Consideration pursuant to the Merger.

F. A special board committee appointed by the Parent Board has authorized execution and delivery of this Amendment and the transactions contemplated hereby.

G. The respective Boards of Directors of Holdings and Merger Sub have approved and authorized this Amendment and the transactions contemplated hereby.
H. All capitalized terms used, but not defined, in this Amendment shall have the meanings ascribed thereto in the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in the Original Agreement and in this Amendment, the parties hereto hereby agree as follows:

Section 1. Amendments to the Original Agreement.

(a)The parties hereby amend and restate the first sentence of Section 2.1(b)(i) of the Original Agreement as follows:

“At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof (but subject to adjustment in accordance with the provisions of Section 2.1(b)(vi)), each Company Common Unit (other than Excluded Common Units and Company Common Units issued pursuant to Section 2.1(a)) that is issued and outstanding immediately prior to the Effective Time shall be converted in to the right to receive 1.2000 (the “Exchange Ratio”) validly issued, fully paid and nonassessable Parent Shares (as adjusted by Section 2.1(b)(vi), the “Merger Consideration”) to be transferred by Holdings pursuant to the Merger and this Agreement.”

(b)The parties hereby amend and restate Section 3.15(b) of the Original Agreement in its entirety as follows:

“The Conflicts Committee has received the opinion of the Conflicts Committee Financial Advisor, dated as of July 31, 2016, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, from a financial point of view, the Exchange Ratio (as defined in the Original Agreement) is fair to the Unaffiliated Unitholders (the “Fairness Opinion”).”

Section 2. Representations and Warranties.  Each of the parties hereto hereby represents and warrants to the other parties hereto that: (i) such party has all necessary power and authority to execute and deliver this Amendment and to consummate the transactions contemplated hereby; (ii) the execution, delivery and performance by such party of this Amendment, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by such party, and no other entity action on the part of such party is necessary to authorize the execution, delivery and performance by such party of this Amendment and the consummation of the transactions contemplated hereby; and (iii) this Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

Section 3. Remainder of the Original Agreement.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the

Original Agreement, all of which shall continue to be in full force and effect. Unless the context otherwise requires, after the execution and delivery of this Amendment, any reference in the Original Agreement to “this Agreement” shall mean the Original Agreement as amended hereby.

Section 4. Construction.  Except as expressly provided in this Amendment, all references in the Original Agreement, the Parent Disclosure Letter and the Company Disclosure Letter to “the date hereof” and “the date of this Agreement” or words of like import, unless the context otherwise requires, shall refer to July 31, 2016.

Section 5. General Provisions. The provisions of Article 8 of the Original Agreement are incorporated by reference into this Amendment and will apply mutatis mutandis to this Amendment.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.

TRANSOCEAN LTD.

By:	/s/ Jeremy D. Thigpen
Name:	Jeremy D. Thigpen
Title:	President and Chief Executive Officer

TRANSOCEAN PARTNERS LLC

By:	/s/ Kathleen S. McAllister
Name:	Kathleen S. McAllister
Title:	President, Chief Executive Officer and Chief Financial Officer

TRANSOCEAN PARTNERS HOLDINGS LIMITED

By:	/s/ C. Stephen McFadin
Name:	C. Stephen McFadin
Title:	President

TPHL HOLDINGS LLC

By:	/s/ Garry Taylor
Name:	Garry Taylor
Title:	Director

[Signature Page to Amendment to Agreement and Plan of Merger]